Exhibit 4.8

51-102F3

MATERIAL CHANGE REPORT [F]

Item 1 Name and Address of Company

Nicola Mining Inc. (the “Company”)

3329 Aberdeen Road

Lower Nicola, BC V0K 1Y0

Item 2 Date of Material Change

March 12, 2025

Item 3 News Release

The news release dated March 12, 2025 was issued by Newsfile on March 12, 2025.

Item 4 Summary of Material Change

On March 12, 2025, the Company announced that it has received the Final Permit (“Final Permit1”) to complete a bulk sample2 at its Dominion Creek Mineral Project (“Dominion”), a high grade gold and silver project, of which Nicola owns a 75% economic interest.

The Company is also announced that it has closed a non-brokered private placement which was announced on February 25, 2025. The news release announced a non-brokered private placement consisting of up to 7,142,857 units (each, a “Unit”) at a price of $0.28 per Unit for gross proceeds of up to $2,000,000. However, given the Company’s cash and equivalent position, it was determined that the smaller and less dilutive amount was sufficient.

The Company issued 4,038,955 Units for aggregate gross proceeds of $1,130,907.40 and paid $ 63,827.36 in finder’s fees for net proceeds of $1,067,080.00. The financing is now closed, and the Company will not be seeking additional funds associated with the current financing.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The Company received the Final Permit to complete a bulk sample2 at Dominion.

The Notice of Work for the Dominion Mineral project was initially filed with the Chief Permitting Officer on Aug 29, 2018 and last updated on Feb 27, 2025. The Final Permit allows Nicola and its partner, High Range Exploration Ltd., to complete a bulk sample prior to Feb 27, 2030, after which only reclamation activities can occur. In addition to the Final Pemit, a Free Use Permit (MX-100000488) was issued to upgrade / complete a short haul road for ore transportation.

The Company announced on March 6, 2025 that it has been issued a draft permit by the British Columbia Ministry of Mining and Critical Minerals to extract 10,000 tonnes of gold and silver ore at Dominion, which is located 43 kilometers northeast of the Town of Wells and approximately 110 kilometers east-southeast of Prince George.

1 Permit Number: MX-100000488 and Mine Number: 1101145

2 Bulk Sample: An exploration and development activity conducted on a mineral claim to investigate the metallurgical properties of an ore body, to test extractive milling methods, mill equipment, and potential markets.

The two parties are currently in the process of finalizing plans to mobilize and commence ore extraction, which is anticipated to commence in July, 2025.

The Company closed a non-brokered private placement which was announced on February 25, 2025. The news release announced a non-brokered private placement consisting of up to 7,142,857 Units at a price of $0.28 per Unit for gross proceeds of up to $2,000,000. However, given the Company’s cash and equivalent position, it was determined that the smaller and less dilutive amount was sufficient.

The Company issued 4,038,955 Units for aggregate gross proceeds of $1,130,907.40 and paid $ 63,827.36 in finder’s fees for net proceeds of $1,067,080.00. The financing is now closed, and the Company will not be seeking additional funds associated with the current financing.

All securities issued in connection with the financing will be subject to a statutory hold period expiring four months and one day after closing of the financing.

None of the securities sold in connection with the financing will be registered under the United States Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

Peter Espig, President and Chief Executive Officer, 778.385.1213

Item 9 Date of Report

March 13, 2025

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